

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 23, 2010

E. J. Elliott
Chairman of the Board and
 Chief Executive Officer
Gencor Industries, Inc.
5201 North Orange Blossom Trail
Orlando, Florida 32810

> **Re: Gencor Industries, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed December 29, 2009**
> **File No. 1-11703**

Dear Mr. Elliott:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Part III, page 43

1.   We note your response to our comment 6 in your letter to us dated April 14, 2009 that you would provide the disclosures regarding the ages of your directors and executive officers as required by Regulation S-K Items 401(a) and (b) in your future filings. Please advise us where you have made such disclosures or revise your filing as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company

and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tom Jones at (202) 551-3602 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief